Reid & Company
Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02028329

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951043
Email: dlornstein@reidandco.com

April 5, 2002

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

RE: Manele Bay Ventures Inc. (formerly T & E Theatre.com Inc.) - Exemption No. 82-1764

We are solicitors for Manele Bay Ventures Inc. (formerly T & E Theatre.com Inc.) which was issued an exemption number pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: *Donna L Ornstein*
Donna L. Ornstein,
Legal Assistant

DLO/mlg
Enclosures

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

RECEIVED
APR 08 2002

dly 4/16

Exemption No. 82-1764

April 5, 2002

MANELE BAY VENTURES INC.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the Director under the Canada Business Corporations Act ("CDA")

(a)	Incorporation, Amalgamation and Continuance Documents		
	(i)	CDA	Not Applicable
(b)	Annual Reports		
	(i)	CDA	Not Applicable
(c)	Notices Filed with CDA		
	(i)	CDA	Not Applicable
(d)	Articles of Amendment		
	(i)	CDA	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder and National Policy No. 41

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	Not Applicable
(d)	News Releases	April 1, 2002
(e)	Form 53-901F, Material Change Report	April 2, 2002

(f)	Notice of Meeting Date and Record Date of Annual Meeting ("AGM") or Special Meeting ("EGM")	Not Applicable
(g)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.

(a)	CDNX Filing Statement	Not Applicable
(b)	Form 53-901F Material Change Report	April 2, 2002
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	April 1, 2002

(f)	Annual Information Form	Not Applicable
(g)	Prospectus	Not Applicable
(h)	Amendment to Prospectus	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable
(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the CDA and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

MANELE BAY VENTURES INC.
Suite #197
800 – 15355 24th Avenue
Surrey, BC V4A 2H9

PRESS RELEASE

MANELE BAY VENTURES INC. ANNOUNCES PRIVATE PLACEMENT

Vancouver, British Columbia: April 1, 2002

Manele Bay Ventures Inc. (CDNX:MBA) today announced that it has agreed, subject to regulatory approval, to raise up to $180,000 by way of a non-brokered private placement of up to 1,200,000 Units at a price of $0.15 per Unit. Each Unit will consist of one common share and one 2 year warrant to purchase an additional common share at an exercise price of $0.21 per share. The proceeds of the placement will be used to provide working capital for the Company's continuing re-organization efforts.

For more information contact Cameron White at 1-604-216-8400 or manelebay@telus.net.

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Manele Bay Ventures Inc.
Suite #197
800 – 15355 24th Avenue
Surrey, B.C.
V4A 2H9

Item 2. Date of Material Change

State the date of the material change:

April 1, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

April 1, 2002, Vancouver, B.C.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has agreed, subject to regulatory approval, to raise up to $180,000 by way of a non-brokered private placement of up to 1,200,000 Units at a price of $0.15 per Unit

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company today announced that it has agreed, subject to regulatory approval, to raise up to $180,000 by way of a non-brokered private placement of up to 1,200,000 Units at a price of $0.15 per Unit. Each Unit will consist of one common share and one 2 year warrant to purchase an additional common share at an exercise price of $0.21 per share. The proceeds of the placement will be used to provide working capital for the Company's continuing re-organization efforts.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will

not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Cameron White, President - 604-216-8400

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, B.C., the 2nd day of April, 2002.

"Cameron White"
(signature)

Cameron White
(name of senior officer - please print)